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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 18, 2011

Re:	Ally Financial Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment No. 4”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated July 15, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 4 are enclosed and have been marked to show changes from Amendment No. 3 to the Registration Statement filed on June 29, 2011. References to page numbers in our response are to page numbers in Amendment No. 4. Capitalized terms defined in Amendment No. 4 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 4.

Recent Developments, page 10

1.	If you intend to use this prospectus prior to updating your financial statements and Management’s Discussion and Analysis Section, please provide expanded disclosure

Mr. Christian N. Windsor	2	August 18, 2011

about your quarterly results, financial condition and the significant events that occurred in the second quarter, such as any changes in your reserves for events including repurchase obligations and litigation reserves.

The Company has updated the Common Stock Prospectus for its second quarter results.

2.	We note your response to comment 4 in our letter dated June 9, 2011. In particular, we note the last paragraph of your response in which you state that management does not believe there is a risk of future material payments related to mortgage insurance rescissions. Please revise to include similar disclosure in the Recent Developments section and expand your Management’s Discussion and Analysis to discuss management’s view of the impact of contingent risk upon your capital and earnings in upcoming periods.

The Company has revised its disclosure on pages 166, 171, F-85 and F-89 of the Common Stock Prospectus in response to comment 8 below to provide additional details related to mortgage insurance rescissions and related reserve methodology. Since the Company’s second quarter 2011 financial results have now been included within the Common Stock Prospectus, the Recent Developments section has been removed.

Ally and its subsidiaries …, page 18

3.	We note your revised disclosure on page 23 regarding governmental scrutiny of your activities with regard to securitization trusts. Please revise that risk factor, or another appropriate risk factor, to address the number and total amount of payments that could be considered “bulk settlements.” Also, revise your disclosure to explain the nature of “bulk settlements.”

The Company has revised the disclosure on page 23 to clarify that there has been more than one subpoena from the SEC and that the SEC is focusing on various aspects of the securitization process (not bulk settlements per se), of which bulk settlements represent only one aspect. The Company is in ongoing discussions with the SEC to determine the scope of these subpoenas and to identify the documents that are responsive to them. It should be noted that the Company is cooperating with the SEC, that the Company believes these inquiries are industry-wide and that no claims have been brought against the Company. Under these circumstances, the Company does not believe it would be customary or appropriate to disclose or quantify specific information provided in response to these subpoenas, and does not believe it would provide material information to investors.

Our business requires substantial capital and liquidity …, page 26

4.	Please tell us, with a view towards revised disclosure both in this section and in Management’s Discussion and Analysis, whether or not you are in compliance with the requirement that you maintain a Tier I leverage ratio of 15%. We note that your Tier 1 capital and Tier 1 leverage ratios were 14.68% and 12.78% respectively as of the end of the March 31, 2011 quarter. Also, please tell us the source of the requirement to maintain a 15% Tier 1 leverage ratio, including specific citations to relevant regulation.

Mr. Christian N. Windsor	3	August 18, 2011

The Company respectfully submits that both Ally Financial Inc. and Ally Bank remain in compliance with all regulatory capital ratio requirements. Ally Bank is required to maintain a 15% Tier 1 leverage ratio pursuant to the terms of a Capital and Liquidity Maintenance Agreement (CLMA), effective August 24, 2010, between Ally Financial Inc., IB Finance Holding Company, LLC, Ally Bank, and the FDIC (see Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010). Ally Bank’s Tier 1 leverage ratio was 15.87% and 15.63% at March 31, 2011, and June 30, 2011, respectively. The Tier 1 capital and Tier 1 leverage ratios of 14.68% and 12.78% at March 31, 2011 are those of Ally Financial Inc., which is not required to maintain a 15% Tier 1 leverage ratio under the CLMA. Capital requirements applicable to Ally Financial Inc. are provided in Note 18 to the Condensed Consolidated Financial Statements starting on page F-49 of the Common Stock Prospectus.

We may be required to repurchase mortgage or other loans …, page 29

5.	Revise this risk factor to disclose the amount you have reserved, to date, to address your repurchase liability.

The Company has revised its disclosure on pages 29-30 of the Common Stock Prospectus.

6.	We note an increase in discussion in the financial press and some recent court cases involving other financial institutions that alleged that mortgages were not correctly conveyed to the securitization trusts under the controlling state law. Please identify whether management has evaluated the potential that mortgages transferred by Ally or ResCap from 2004 through 2010 might be similarly challenged, the total amount transferred to securitization trusts and the total amount of losses on those trusts, to date. Please also discuss any potential defenses relating to older loans, including contractual defenses or statute of limitations that could impact Ally or ResCap’s liability. Consider appropriate revisions to your Management’s Discussion and Analysis section based upon your response.

During the period from 2004 to 2010, the Company sponsored and securitized first and second lien mortgage loans in a total of 392 securitizations, with an aggregate original principal balance of approximately $225 billion as of the cut-off date (the first day of the month in which the applicable transaction closes) for each securitization.

While from time to time we are involved in litigation in which individual borrowers claim that the conveyance of their mortgage loans to securitization trusts is defective, including claims related to the ability to foreclose in the name of the Mortgage Electronic Registration Systems (i.e., MERS), the Company has generally been successful in defeating these challenges. In the limited cases where these challenges have been initially successful, the Company is permitted to correct the defect and proceed with the foreclosure. As a result, the Company has not experienced, and does not expect to experience, material losses related to these issues. Therefore, the Company does not believe that further disclosure is required at this time.

We are exposed to consumer credit risk …, page 31

7.	We note your response to comment 6 in our letter dated June 9, 2011. Please revise to clarify that you may have exposure to nonprime loans in connection with your

Mr. Christian N. Windsor	4	August 18, 2011

International Automotive Finance Operations and explain why you cannot quantify such exposure.

The Company has revised its disclosure on page 31 of the Common Stock Prospectus.

Loan Repurchases and Obligations Related to Loan Sales, page 162

8.	We note your disclosure on page 10 (Recent Developments) regarding payments in the second quarter of 2011 to securitization trusts to cover losses related to mortgage insurance rescissions although no claims have been made. Please address the following:

•

Tell us if your representation and warranty reserve obligation, before and after the second quarter, includes estimates related to mortgage insurance rescissions. If your obligation does not include an estimate for insurance rescissions, please explain why.

•	Revise your disclosure on page 165 (Representation and Warranty Obligation Reserve Methodology) and elsewhere in your registration statement, as necessary, to clarify your accounting policy.

•

Revise your table on page 165 (unpaid principal balance and number of loans related to unresolved purchases), and elsewhere in your registration statement as necessary, to include mortgage insurance rescissions where no demand has occurred.

•

Disclose whether you have any statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands and whether or not the rescissions are concentrated within certain loan types.

•

Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage.

•	Disclose whether you have had any success in persuading the mortgage insurer to reinstate coverage due to lack of a contractual breach.

With respect to the first bullet point, the Company confirms that it takes into account its mortgage insurance obligations in setting its representations and warranties reserve and the reserve amount includes estimates related to mortgage insurance rescissions. The Company has revised its disclosure on pages 166 and 171 of the Common Stock Prospectus to respond to the second, third and sixth bullet points. With respect to the third bullet point, instead of presenting the mortgage insurance rescissions where no demand has occurred in tabular format, the Company has disclosed the total original unpaid principal balance related to outstanding mortgage insurance rescission notices where it has not received a repurchase demand on page 171. With respect to the fourth bullet point, the Company respectfully submits that it does not focus on statistics relating to mortgage insurance rescissions that actually result in repurchase demands because such information is not meaningful to an understanding of the Company’s mortgage insurance obligations. As disclosed on page 171 of the Common Stock Prospectus, upon receipt of a rescission notice, the Company assesses the notice and it would refute the

Mr. Christian N. Windsor	5	August 18, 2011

notice or attempt to remedy the defect, as appropriate. However, if the mortgage insurance cannot be reinstated, then that may constitute a breach of a representation in certain securitization transactions, which would trigger the Company’s obligation to repurchase the associated loans or provide a make-whole payment, even if no demand has been made. With respect to the fifth bullet point, for mortgage loans owned by the GSEs for which our affiliate is the servicer, the rescission of a mortgage insurance policy on a mortgage loan triggers an obligation to notify the GSE under our agreements with the GSEs. With respect to loans that have been securitized or are owned by whole loan investors and, in either case, are serviced by one of our affiliates, the rescission of a mortgage insurance policy does not trigger an obligation on the part of the servicer to notify the trust or whole-loan investor, as the case may be. However, as noted above, if the mortgage insurance cannot be reinstated, that may constitute a breach of a representation in certain securitization transactions, which would trigger the Company’s obligation to repurchase the associated loans or provide a make-whole payment.

Government-sponsored Enterprises, page 166

9.	We note your response to comment 3 in our letter dated June 9, 2011. Revise to disclose the amount of losses incurred relating to repurchase obligations with Freddie Mac and Fannie Mae since January 1, 2009 and June 30, 2010, respectively.

The Company has revised its disclosure on pages 167-168 and F-86-F-87 of the Common Stock Prospectus. The Company has provided loss information related to Ally Bank serviced loans for both Freddie Mac and Fannie Mae for the full periods requested. However, the cut-off dates for the covered obligations under the settlement agreements pre-dated the execution dates of the settlement agreements; the settlement agreement with Freddie Mac was entered into in March 2010 and it covered repurchase obligations relating to loans sold to Freddie Mac prior to January 1, 2009 and the settlement agreement with Fannie Mae was entered into in December 2010 and it covered repurchase obligations relating to loans sold to Fannie Mae prior to June 30, 2010. For the other specified excluded categories of losses described in the Common Stock Prospectus, the Company first put internal systems in place to track this information on or about the date of execution of the applicable settlement agreement, and does not have the information prior to that time. As a result, the loss for the specified excluded categories related to Freddie Mac is disclosed for the period from April 1, 2010 through June 30, 2011, and the loss for the specified excluded categories related to Fannie Mae is disclosed for the period from January 1, 2011 through June 30, 2011.

10.	Please revise to provide investors with a clearer understanding of what loans are excluded from the settlement agreements with Freddie Mac and Fannie Mae. For example, if true, explain that the Freddie Mac settlement agreement excludes obligations that are not loan level representations, warranties, covenants or agreements and describe in clear terms what non loan-level representations, warranties, covenants or agreements are.

The Company has revised its disclosure on pages 167-168 of the Common Stock Prospectus.

11.

We note your concern with respect to disclosing the amount of securities that Freddie Mac owns. Please tell us whether you believe quantifying the amount of private-label securitization exposure is information that is material to investors. If material, please

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revise to quantify your exposure. In the event you conclude that such disclosure is not material, provide us with your legal analysis and quantify the exposure in your analysis.

The Company believes the disclosure on private-label mortgage-backed securities exposure is material to investors, and it has expanded the relevant disclosure on pages 169-170 of the Common Stock Prospectus. The Company continues to believe that it is not appropriate for it to take responsibility for disclosing the amount of securities that Freddie Mac owns. Furthermore, it believes that the expanded disclosure in the Common Stock Prospectus gives appropriate information to investors on the potential private-label securitization exposure the Company has with respect to Freddie Mac.

Note 24 – Contingencies and Other Risks, page F-84

12.	We note your disclosure on page 23 as it relates to subpoenas received in June 2011 and that the outcome could result in material adverse consequences. In light of these recent developments, we reiterate points communicated in our October 2010 letter to certain public companies as a reminder of their disclosure obligations to consider in their public filings the risks and costs associated with mortgage and foreclosure-related activities or exposures (refer to our website for an example of this letter at http://www.sec.gov/divisions/corpfin/guidance/cfoforeclosure1010.htm).

The Company has revised and substantially expanded its disclosure on pages 163-171 and F-83-F-90 of the Common Stock Prospectus.

13.	Considering our comment above, please disclose how recent developments have impacted, or will impact, your representation and warranty and other contingency estimates.

Please see the Company’s response to comment 12 above.

●         ●        ●

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler

Richard J. Sandler

Mr. Christian N. Windsor	7	August 18, 2011

cc w/enc:

Matt McNair

Hugh West

David Irving

  Division of Corporation Finance

  U.S. Securities and Exchange Commission

David J. DeBrunner

  Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

  Cahill Gordon & Reindel LLP